OPERATING AGREEMENT

DIESEL WATER LLC

This Operating Agreement (this "**Agreement**") of **DIESEL WATER LLC**, a Colorado limited liability company (the "**Company**"), is made effective as of May 27, 2021, by those persons or entities set forth on **Schedule A** hereto, which may be amended from time to time as set forth herein (each a "**Member**" and collectively the "**Members**") and the Company.

1. **Name**. The name of the Company is DIESEL WATER LLC.

2. **Purposes and Powers**. The Company is organized for the purpose of engaging in any lawful act or activity for which a limited liability company may be organized under the laws of the State of Colorado.

3. **Term**. The Company commenced upon the filing of the Company's Articles of Organization (the "**Charter**") in the Office of the Secretary of State of the State of Colorado by Marc Brannigan on January 31, 2021 in accordance with the Colorado Limited Liability Company Act (the "**Act**") and shall continue until the Board (as defined below) consents to the Company's dissolution.

4. **Members; Capital Commitments; Membership Units; Tax Classification**.

(a) The economic interests in the Company shall be represented by membership interest units (the "**Units**"). Each Member's interest in the Company, including such Member's interest in income, gains, losses, deductions and expenses of the Company and the right to vote on certain matters as provided in this Agreement, shall be represented by the Units owned by such Member. The ownership of Units shall entitle each Member to allocations of income and loss and other items and distributions of cash and other property as set forth in this Agreement. The Company shall have two (2) classes of Units: Class A Units and Profit Units. Each Class A Unit shall entitle the Member owning such Class A Unit to one vote on any matter voted on by the Members as provided in this Agreement or as required by applicable law. Except as otherwise provided herein or as required by law, Profit Units shall be non-voting.

(b) The name, place of residence and capital commitment ("**Capital Commitment**") to the Company of each Member and the number and class of Units held by each Member are set forth on **Schedule A** attached hereto and incorporated herein by reference. In no event shall any Member be required to contribute any amount in excess of such Member's Capital Commitment as set forth on **Schedule A.**

(c) Subject to the terms of this Agreement, upon the consent of the Board, the Company may issue additional Units to existing Members or to third parties, provided, however, that no person or entity shall become a Member unless and until such person or entity has explicitly accepted, assumed and agreed to be subject to and bound by all of the terms, obligations and conditions of this Agreement, as the same may have been further amended by executing a Counterpart Signature Page and Agreement to be Bound, substantially in the form attached hereto as **Exhibit A**. Upon admission of an additional Member, **Schedule A** shall be updated accordingly by the Board.

(d) Subject to the terms of this Agreement, the Board shall have the right to cause the Company to grant up to an aggregate of 10,000 Profit Units (the "**Pool**").

(e) As a condition to granting and issuing Profit Units, the Board shall make a determination of the Fair Market Value of the assets of the Company. For purposes of this Agreement, "**Fair Market Value**" shall mean, at any time, the value that would be obtained for the applicable asset in an arm's-length sale for cash between an informed and willing purchaser and an informed and willing seller, neither being under any compulsion to buy or sell. Except as otherwise specified herein, Fair Market Value shall be determined by the Board in good faith.

(f) At the time of the grant of each Profit Unit, such Profit Unit shall be assigned a "**Threshold Value**" equal to the amount that would be distributed to a Member with respect to a Class A Unit if the Company were to sell the Company's assets for an amount equal to the Fair Market Value of such assets at such time of grant as determined in good faith by the Board, pay the Company's obligations (including, without limitation, those arising under Section 9(b)(i)) and distribute the remaining proceeds in accordance with Section 9(b)(ii) (including amounts that would have been so distributed under Section 9(b) but for the second-to-last sentence of Section 9(a)). The Board shall have the sole authority and discretion to adjust a Profit Unit's Threshold Value in the event of an issuance or redemption of Units or other change to the capital structure of the Company so as to preserve the economic value inherent in the Profit Unit.

(g) The Profit Units may be subject to vesting restrictions imposed by the Board at the time of grant and contained in the agreement for the Profit Units between the Company and the individual holder of such Profit Units. The vesting restrictions for individual holders of Profit Units may vary according to the individual holder.

(h) For all Profit Units issued by the Company after the date hereof, the recipient of a Profit Unit must receive the Profit Unit for the provision of services to or for the benefit of the Company in a Member capacity or in anticipation of being a Member. Each Profit Unit issued pursuant to this Agreement is intended to be a profits interest within the definition contained in Internal Revenue Service Revenue Procedure 93-27 and Revenue Procedure 2001-43 and is issued with the intention, but without assurance or guaranty, that under current interpretations of the Internal Revenue Code of 1986, as amended (the "**Code**") the recipient will not realize income upon the issuance of the Profit Unit, nor the vesting of such Profit Unit, and neither the Company, nor any Member is entitled to any deduction, either immediately or through depreciation or amortization, as a result of the issuance of such Profit Unit. Therefore, if the Company was liquidated immediately after issuance of the Profit Units pursuant to this Agreement, before any appreciation occurred in the value of the assets owned at such time by the Company, whether such property is real, personal, tangible or intangible, or is acquired by the Company as a result of Capital Commitments, operations or other means (such assets being the "**Company Assets**"), and the Company Assets were sold at Fair Market Value and the proceeds distributed in complete liquidation of the Company, the recipients would not be entitled to receive any share of the proceeds of liquidation in respect to the Profit Units issued pursuant to this Agreement. At the discretion of the Board, the Company may elect to have the safe harbor described in IRS Notice 2005-43, as finalized in any administrative guidance issued on or after to the date of this Agreement, apply irrevocably with respect to all Profit Units transferred in connection with the

performance of services while such election remains in effect. If the Company makes such election, the Board is authorized to amend this Agreement as necessary or appropriate to give effect to such election, and the Company and each Member to which a Profit Unit is transferred in connection with the performance of services while such election remains in effect agree to comply with all requirements of the safe harbor with respect to such Profit Units, and any forfeiture allocations required to be made to enable the Company to qualify for the safe harbor are hereby authorized.

(i) The recipient of any unvested Profit Units may file a protective income tax election under Internal Revenue Code Section 83(b) to include the Fair Market Value of such Profit Units in gross income in the year of receipt. The election shall be filed with the Internal Revenue Service within thirty (30) days after the issuance of such Profit Units, with a copy provided to the Company. The Company may, but is not required to provide assistance in the preparation and filing of such election, provided that if the Company does provide such assistance, each holder of Profit Units shall fully cooperate with the Company in such preparation and filing, and, at the request of the Company, shall execute the form of Section 83(b) provided by the Company and shall promptly deliver such form to the Company for timely filing with the Internal Revenue Service. Each Profit Unit holder will be solely responsible and liable for any taxes and tax consequences with respect to the receipt, ownership or disposition by such holder of Profit Units, and with respect to any and all distributions and allocations of profit and loss to such holder with respect to Profit Units, and the Company and the Members shall have no liability for any of the foregoing.

(j) It is intended that the Company will be treated as a partnership for federal income tax purposes and that each Member will be treated as a partner of a partnership for tax purposes, but that, for any purposes other than tax purposes, the Company will not be a partnership, and that no Member be a partner or a joint venture of any other Member by reason of participation in the Company and this Agreement may not be construed to suggest otherwise.

5. Management.

(a) The Company shall be managed by a Board of Managers (collectively, the "**Board**" and each member thereof, a "**Manager**") who shall be responsible for setting policies and procedures for the operation of the Company and the day-to-day operations of the Company. Except as set forth herein, the management and operation of the Company are vested exclusively in the Board and the Board shall have the power on behalf of and in the name of the Company to carry out and implement any and all of the objects and purposes of the Company. Each Manager shall have one vote on any matter voted on by the Board as provided in this Agreement or as required by applicable law. The Board shall initially consist of two (2) Managers, and Marc Brannigan and Natalie Mondine are hereby designated as the initial Board. The size of the Board may be increased or decreased in the discretion of the Board. The Board may act through meetings, and a majority of the total number of Managers then serving on the Board shall constitute a quorum for the transaction of business of the Board, and the act of a majority of the Managers present at a meeting of the Board at which a quorum is present shall be the act of the Board. On any matter that is to be voted on, consented to or approved by the Managers, the Managers may take such action without a meeting, without prior notice and without a vote if consented to or approved, in writing, by electronic transmission or by any other means permitted by law, by Managers having

not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers entitled to vote thereon were present and voted. The Company shall reimburse each Manager for his or her reasonable out-of-pocket expenses (including travel) incurred in connection with the attendance of meetings of the Board of Managers or any committee thereof or such Manager's pursuit of Company-related endeavors.

(b) The Board may, from time to time, delegate to one or more persons (including any Member or officer or employee of the Company) such authority and responsibility as the Board may deem advisable. Any such delegation may be revoked at any time by the Board. The compensation for such officers of the Company shall be determined in the discretion of the Board.

6. Vacancies; Removal; Resignation. Except as otherwise provided herein, any vacant Manager position to be filled due to an increase in the number of Managers or otherwise shall be filled by the remaining Managers. Managers may be removed only for Cause (as defined below) by the written consent of the Members holding at least a majority of the Class A Units. A Manager may resign at any time by providing at least thirty (30) days prior written notice to the Members. Any such resignation shall be made in writing and shall take effect on the date specified therein, or if no date is specified, on the date that is thirty (30) days after the receipt by the Members holding Class A Units of such written notice. For purposes of this Agreement, "**Cause**" means any action or failure to act by a Manager which constitutes willful misconduct, gross negligence, a knowing violation of law, fraud against the Company or the Members or a material breach of this Agreement or the disability of a Manager such that such Manager cannot perform such Manager's duties for a period equal to ninety (90) days in any three hundred sixty five (365) day period.

7. Protective Provisions. In addition to any other vote or consent required herein or by law, the vote of the Members holding at least a majority of the outstanding Class A Units shall be required prior to taking any of the following actions, directly or indirectly (including through a subsidiary):

(a) issuing any additional Units or increasing the size of the Pool;

(b) making any distribution to the Members in accordance with this Agreement;

(c) increasing or decreasing the number of Managers;

(d) repurchasing any Units from any Member;

(e) entering into any merger or consolidation of the Company in which the Members of the Company immediately prior to such merger or consolidation hold less than a majority of the voting power of the surviving entity immediately following such merger or consolidation (an "**Acquisition**");

(f) entering into any sale of all or substantially all of the Company's assets (an "**Asset Sale**");

(g) acquiring any other entity or the securities of any other entity;

(h) amending this Agreement; or

(i) winding up or dissolving the Company.

8. Capital Accounts; Allocations; other Tax Matters.

(a) Capital Accounts.

(i) Establishment and Maintenance. Capital accounts shall be established and maintained for the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) (the "**Capital Accounts**"). The Capital Account of each Member shall be credited with (A) the amount of cash and the Fair Market Value of property contributed by such Member to the capital of the Company net of any liabilities that the Company assumes or takes subject to, (B) the Net Income allocated to such Member under subsection (b) below, and (C) any items in the nature of income or gain that are specially allocated to such Member pursuant to subsection (c) below. Each Member's Capital Account shall be debited with the (A) the amount of cash and the Fair Market Value of any property distributed to such Member net of any liabilities that the distributee assumes or takes subject to, (B) the Net Loss allocated to such Member under subsection (b) below, and (C) any items in the nature of expenses or losses that are specially allocated to such Member pursuant to subsection (c) below. The Capital Accounts shall otherwise be adjusted in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(ii) Adjustment upon Certain Events. The Book Values of all Company assets (as determined under Section 8(b)(ii), below) shall be adjusted to equal their respective Fair Market Values, upon (a) the acquisition of an interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution or in exchange for the performance of more than a *de minimis* amount of services to or for the benefit of the Company, (b) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company, (c) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1), or (d) any other event to the extent determined by the Board to be necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); *provided that,* adjustments pursuant to clauses (a), (b) and (c) above shall not be made if the Board determines that such adjustments are unnecessary to reflect the relative economic interests of the Members in the Company.

(b) Allocations to Capital Accounts.

(i) General Rule. Except as otherwise provided in this subsection (b) and subject to the special allocations set forth in subsection (c) below, Net Income and Net Loss for any fiscal year shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up, its assets sold for their respective Book Values, the sale proceeds were used to pay the liabilities of the Company in accordance with their terms (limited, with respect to any non-recourse debt, to the Book Values of the assets securing each such liability), and remaining proceeds distributed to the Members in accordance with their respective Adjusted Capital Account balances immediately after making such allocation (and after reflecting allocations of other Capital Account items for the year), such distributions would, as nearly as

possible, be consistent with the distributions that would be made if the sale proceeds were distributable pursuant to Section 9. For purposes of the preceding sentence (and the hypothetical distribution described therein), each Profit Unit shall be treated as vested.

(ii) Certain Definitions. A Member's "**Adjusted Capital Account**" balance shall be the same as the Member's Capital Account increased by any amount that the Member is obligated to restore to the Company, or is deemed obligated to restore to the Company pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(l) and 1.704-2(i)(5). The terms "**Net Income**" and "**Net Loss**" mean the income or loss of the Company as determined under the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including, without limitation, the provisions of paragraphs 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) of those regulations, but excluding any items that are specially allocated under subsection (c) below. The term "**Book Value**" means the value at which property of the Company is reflected on the Company's books for purposes of maintaining the Capital Accounts in accordance with provisions of Treasury Regulations Sections 1.704-1(b)(2)(iv) and, where applicable, 1.704-3(d)(ii); provided that the initial Book Value of property contributed to the Company by a Member shall be its Fair Market Value at the time of such contribution.

(iii) Members' Interest in the Company. The allocations made pursuant to this subsection (b) are intended to represent the "partners' interest in the partnership" within the meaning of Code Section 704(b) and Treasury Regulations thereunder. If tax advisors to the Company determine that the allocations that would be made pursuant to subsection (a) above and subsection (c) below absent this paragraph (iii) do not satisfy the requirements of Code Section 704(b), the Managers shall have discretion to reallocate Net Income and Net Loss in such a manner as such advisors determine will likely comply with "partners' interest in the partnership" test.

(c) Special Allocations to Capital Accounts. Prior to the application of subsection (b) above, the following special allocations shall be made for purposes of maintaining the Capital Accounts in the following order:

(i) Minimum Gain Chargeback. Notwithstanding any other provision of this Section, if there is a net decrease in "partnership minimum gain" (as defined in Treasury Regulations Section 1.704-2(b)(2) and (d)) during any fiscal year, the Members shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in "partnership minimum gain," determined in accordance with Treasury Regulations Section 1.704-2(f) and (g). This subsection (c)(i) is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Section, if there is a net decrease in Member nonrecourse debt minimum gain attributable to "partner nonrecourse debt" (as defined in Treasury Regulations Section 1.704-2(i)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in partner nonrecourse debt minimum gain

attributable to such Member's "partner nonrecourse debt," determined in accordance with Treasury Regulations Section 1.704-2(i). This subsection (c)(ii) is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit, if any, in any of such Member's Capital Account (as determined under Treasury Regulations Section 1.704-1) as quickly as possible; provided, that an allocation pursuant to this subsection (c)(iii) shall be made only if and to the extent that such Member would have such Capital Account deficit after all other allocations provided for in this subsection (c) have been tentatively made as if this subsection (c)(iii) were not in this Agreement.

(iv) Gross Income Allocation. In the event any Member has a deficit balance in any of such Member's Capital Account (as determined after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulations Section 1.704-2), items of Company income and gain shall be specially allocated to the Capital Account of such Member in an amount and manner sufficient to eliminate such deficit balance (as so determined) in such Member's Capital Account as quickly as possible; provided, that an allocation pursuant to this subsection (c)(iv) shall be made only if and to the extent that such Member would have such Capital Account deficit (as so determined) after all other allocations provided for in this subsection (c) (other than subsection (c)(iii)) have been tentatively made as if this subsection (c)(iv) were not in this Agreement.

(v) Nonrecourse Deductions. Nonrecourse deductions (as determined under Treasury Regulations Section 1.704-2(c)) for any fiscal year shall be allocated among the owners of Class A Units in proportion to their respective number of Class A Units. Any "partner nonrecourse deductions" as defined in Treasury Regulations Section 1.704-2(i)(2)) shall be allocated pursuant to Treasury Regulations Section 1.704-2(i) to the Member who bears the economic risk of loss with respect to the "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4)) to which it is attributable.

(vi) Limitation on Loss Allocations. No allocation of loss or deduction shall be made to any Member to the extent that such allocation would create or increase a deficit in any of such Member's Adjusted Capital Account.

(vii) Curative Allocations. The Members intend that the forgoing provisions of this subsection (c) (the "**Regulatory Allocations**") satisfy the requirements of certain Treasury Regulations under Section 704(b) of the Code. Any allocations pursuant to the Regulatory Allocations shall be offset with other special allocations of income, gain, loss of deduction in whatever manner the Managers reasonably and in good faith determines so that, after such offsetting allocations are made, each Member's Capital Account balance is (to the extent possible) equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all items of income, gain, loss and deduction were allocated pursuant to subsections (a) and (b) above. In exercising its discretion under this

subsection (c)(vii), the Managers shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(viii) Allocations for the Year of Liquidation. Except as otherwise provided elsewhere in this Agreement, if upon the liquidation of the Company pursuant to Section 18 and after all other allocations provided for in subsection (b) and (c) above have been tentatively made as if this subsection (c)(viii) were not in this Agreement, a distribution to the Members under Section 18 would be different from a distribution to the Members in accordance with the positive balances of their Capital Accounts, then items of gross income and loss for the fiscal year in which the Company liquidates pursuant to Section 18 shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after giving effect to such allocation, is, as nearly as possible, equal (proportionately) to the amount of the distributions that would be made to such Member during such last fiscal year pursuant to Section 18.

(d) Income Tax Allocations.

(i) General Rule. Except as otherwise provided in this subsection (d) or by applicable law, for each fiscal year, items of Company income, gain, loss, deduction and expense shall be allocated for federal, state and local income tax purposes among the Members in the same manner as the allocation under subsections (a) and (c) above of the corresponding item of income, gain, loss and deduction as determined for purposes of maintaining the Capital Accounts.

(ii) Section 704(c) of the Code. Income, gains, losses and deductions with respect to any property (other than cash) contributed or deemed contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. If Company property is revalued pursuant to the definition of Book Value, later allocations of income, gains, losses or deductions with respect to such property shall be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property to the Company for federal income tax purposes and its Book Value in accordance with Section 704(c) of the Code and the Treasury Regulations promulgated thereunder. The allocations made under this paragraph (ii) shall be made under such method permitted under Code Section 704(c) as determined in the sole and absolute discretion of the Board.

(iii) Recapture. Items of recapture of deductions or credits shall be allocated, to the extent possible, to the Member that received the allocation of deductions or credits that gave rise to the recapture.

(iv) Tax Credits. Tax credits shall be allocated in accordance with the rules and principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(v) **Tax Allocations Binding**. The Members acknowledge that they are aware of the tax consequences of the allocations made by this subsection (d) and agree to report in accordance therewith for federal income tax purposes.

(vi) **Determinations by the Board**. All matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense for all purposes of this Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Board. Such determinations shall be final and conclusive as to all Members.

(e) Change in Members' Interest. If during any taxable year of the Company, there is a change in the Members' interest in the Company, each Member's allocable share of items of income, gain, loss, deduction and credit of the Company for such year shall be allocated in accordance with a method permissible under Code Section 706 and the regulations thereunder as determined by the Board.

(f) Income Tax Audits.

(i) Partnership Representative. With respect to tax years that are subject to the partnership audit provisions introduced by the BBA (the "**Revised Audit Procedures**"), the Board is authorized to appoint (and replace) the partnership representative of the Company pursuant to Section 6223(a) of the Code (the "**Partnership Representative**"). Whenever the Partnership Representative is an entity, the Company shall designate a designated individual with authority to act for the Partnership Representative for each taxable year to which Chapter 63 of the Code applies in the manner specified under Section 6223 of Chapter 63 of the Code, and such designated individual shall only be authorized to act at the direction of, and under the supervision of, the Partnership Representative. The Partnership Representative is authorized to take such actions and to execute and file all statements and forms on behalf of the Company that may be permitted or required by the applicable provisions of the Code or Treasury Regulations. The Partnership Representative shall always act at the direction of, and under the supervision by, the Board. At the discretion of the Board, the Company may elect not to be subject to the Revised Audit Procedures if such election is available. Acting at the direction of the Board, the Partnership Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and the Company and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. The Partnership Representative shall be reimbursed by the Company for all reasonable expenses incurred in connection with all examinations of the Company's affairs by tax authorities, and is authorized to expend Company funds for professional services and costs associated therewith. If an audit results in an imputed underpayment by the Company as determined under Section 6225 of the Code, the Partnership Representative may (if permitted under applicable law) make the election under Section 6226(a) of the Code within 45 days after the date of the notice of final partnership adjustment. If such an election is made, the Company shall furnish to each Member for the year under audit a statement reflecting the Member's share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amount. To the extent that the Company pays a liability for an adjustment in respect of

the distributive share of a Member (or a former Member) under Section 6225 of the Code, the Company shall be treated as having distributed to the Member (or former Member) its share of such liability paid by the Company as reasonably determined by the Board, and the Members' share of any future distributions by the Company shall be adjusted to take into account such distributions in order to preserve (to the extent possible) the intended sharing of distributions over the life of the Company as set forth in applicable provisions of this Agreement.

(ii) Tax Returns. The Board shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any elections the Board may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Board all pertinent information in such Member's possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed. At the request of a Member, the Company shall make the election described in Section 754 of the Code provided that the requesting Member shall bear any costs of administering such election to the extent that it applies in connection with the transfer (or deemed transfer) of interests in the Company by such Member.

(iii) Survival. This subsection (f) and Section 9(d) shall survive the liquidation of the Company and the termination of any Member's interest in the Company.

9. Distributions to Members; Withholding.

(a) Prior to making any distribution, the Board may, in the Board's sole discretion, cause the Company to (i) pay all fees and expenses of the Company, (ii) repay all outstanding indebtedness of the Company (other than indebtedness to Members), (iii) repay all loans made by Members to the Company, if any, and (iv) set aside such reserves as are deemed necessary by the Board to cover liabilities (contingent or otherwise) of the Company. The Board shall cause the Company to make distributions to the Members at least annually in amounts reasonably determined by the Board to be sufficient to satisfy the respective net income tax obligations of the Members (if any) arising as a result of the allocations of taxable income to such Members pursuant to Section 8(d) at the sum of the maximum tax rate applicable to individuals under the Code (taking into account the unearned income medicare contribution tax imposed by Code Section 1411) and under Colorado law (such distributions, "**Tax Distributions**"); *provided, however,* that, at the discretion of the Board, the Company may take into account, in determining the amount of Tax Distributions to be paid to each Member, the pass-through deduction under Code Section 199A that would likely be available to a Member who is an individual and whose only items of income, gain, loss and deduction are those allocable to it by the Company (or based upon such other assumptions determined by the Board on the advice of the Company's tax advisors and applied uniformly to all the Members); and provided, further, that if the Board has duly elected to pay obligations or set aside reserves as set forth in the first sentence of this subsection (a), the Board shall cause the Company to make Tax Distributions only to the extent of funds available after such obligations have been paid and reserves set aside. For purposes of computing the amount of Tax Distributions to be made to the Members, any net taxable loss allocable to a Member for a taxable year of the Company may, at the Board's discretion, be treated as carrying forward to the subsequent taxable year of the Company. For purposes of this Section, Tax Distributions to a Member shall be treated as nonrecourse advances to the Member that shall be repaid from amounts otherwise distributable to such Member under subsection (b) below. At the

discretion of the Board, any distributions in a fiscal year made under subsection (b) below in excess of Tax Distributions shall count against the requirement to make Tax Distributions in future years.

(b) To the extent available after meeting the obligations of the Company set forth in subsection (a) of this Section, the Board may, in the Board's sole discretion, cause the Company to distribute any or all available cash, if any, to the Members in the manner and priorities set forth below:

(i) ***First***, 100% to the Members holding Class A Units, *pro rata* among such Members based on each such Member's aggregate unreturned Capital Commitments to the Company, if any, until the cumulative amount distributed pursuant to this subsection (b)(i) (including amounts that would have been so distributed but for the second-to-last sentence of Section 9(a)); is equal to each such Member's aggregate Capital Commitments to the Company; and

(ii) ***Thereafter***, 100% to the Members holding Participating Units, *pro rata* among such Members based on the aggregate number of Participating Units held by each such Member, but subject to clause (iii). For purposes of this Agreement, "**Participating Unit**" shall mean (A) any Class A Unit, and (B) any vested Profit Unit, at such time when the aggregate per-Unit distributions made with respect to Class A Units pursuant to this subsection (b)(ii) from and after the time at which such Profit Unit was issued (including amounts that would have been so distributed but for the second-to-last sentence of Section 9(a)) are equal to or greater than such Profit Unit's Threshold Value.

(iii) The Company shall, in calculating the amount of distributions in clause (ii) to be distributed to actual Participating Units, assume that all unvested Profit Units are vested; however, all amounts that would have been distributable to such unvested Profit Units under such hypothetical calculation, and all other distributable amounts pursuant to this Agreement (other than Tax Distributions under Section 9(a)) with respect to each unvested Profit Units, shall be retained by the Company (collectively, the "**Retained Distributions**"). When an unvested Profit Unit becomes a vested Profit Unit (a "**Newly Vested Profit Unit**"), the Company shall distribute all Retained Distributions with respect to such Newly Vested Profit Unit to the holder of such Newly Vested Profit Unit. Upon the forfeiture or repurchase by the Company of an unvested Profit Unit, any Retained Distributions with respect to such Profit Unit shall not be apportioned to other Profit Unit holders and shall instead be considered general funds of the Company.

(c) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to the Members if such distribution would violate Section 7-80-606 of the Act or other applicable law.

(d) All amounts withheld and paid over to the applicable taxing authority for federal tax purposes or under any provision of any other federal, state or local law with respect to any Company payment, distribution or allocation to a Member, including any amounts paid by the Company with respect to an adjustment in respect of the distributive share of a Member (or a former Member) under Section 6225 of the Code as reasonably determined by the Board, shall be treated as an amount distributed to the Member with respect to which such amounts were withheld and

paid over, for all purposes of this Agreement. The Company is authorized to withhold from payments, distributions, allocations or other consideration paid to Members, and to pay over to any Federal, state or local government or any foreign government, any amounts required to be so withheld or paid pursuant to the Code or any provisions of any other Federal, state or local law or any foreign law, and, if necessary, shall allocate any such amounts among the Members as may be necessary such that the Members other than the Member for whom such withholding or tax payment was made shall receive the same distributions as if such tax or withholding payment had not been made by the Company. At the request of the Company, each Member (and former Member) further agrees to pay or reimburse to the Company any amounts required to be withheld and paid with respect to such Member (or former Member) pursuant to this subsection (d), provided that such amounts are paid over to the applicable taxing authority, and only to the extent such amounts were not withheld from distributions (and the amount paid will be added to such Member's Capital Account but will not be treated as satisfying any portion of the Member's Capital Commitment).

10. No Assignment. Other than Permitted Transfers (as defined below), no Member shall sell, assign, exchange or transfer, or offer to sell, assign, exchange or transfer or otherwise dispose of ("**Transfer**") all or any part of such Member's interest in the Company (whether voluntarily or involuntarily) (a) unless such assignment or transfer is in compliance with applicable federal and state securities laws and (b) without the written consent of the Board, which consent may be withheld in the reasonable discretion of the Board. "**Permitted Transfers**" shall include any transfer (i) from any individual Member to such Member's immediate family members or to a trust for the benefit of such Member or such Member's immediate family members or to a limited partnership, the partners of which are such Member's immediate family members or such Member; and (ii) from any entity Member to such Member's equity owners, provided that in each case the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if such transferee were an original Member hereunder; and (iii) from any Member to another Member and (iv) from any Member to the Company. Any sale, assignment, exchange or other transfer or disposition by any Member of any interest in the Company in contravention of this Agreement shall be void and ineffectual. In the case of any attempted transfer in violation of this Agreement, the parties engaging or attempting to engage in such transfer shall be liable to indemnify and hold the Company and the other Members harmless from all costs, liabilities and damages to the Company or any of such other Members (including, without limitation, incremental tax liability and fees and expenses of legal counsel) as a result of such transfer or attempted transfer and efforts to enforce the indemnity granted hereby. In no event shall any transferee of any interest in the Company be considered a Member unless such transferee is admitted as a Member in accordance with the provisions of this Agreement.

11. Right of First Refusal.

(a) If any Member proposes to Transfer to any person any securities of the Company in one or more related transactions (other than a Permitted Transfer) (the "**Proposed Transfer**"), such Member (the "**Seller**") shall promptly give written notice (the "**Transfer Notice**") to the Company and to each of the other Members at least thirty (30) days prior to the execution of such transfer. The Transfer Notice shall describe in reasonable detail the Proposed Transfer, including, without limitation, the number and type of securities to be transferred (the

"**Transfer Securities**"), the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

(b) The Company shall have the right, exercisable upon written notice to the Seller within ten (10) days after receipt of the Transfer Notice, to purchase any or all of the Transfer Securities on the same terms and conditions as the Proposed Transfer.

(c) If the Company does not exercise the Company's right of first refusal as to all of the Transfer Securities, the Seller shall give written notice thereof to each of the Members (the "**Secondary Notice**"), and each of such Members shall thereupon have the right, exercisable within ten (10) days after receipt of such Secondary Notice, to purchase its *pro rata* share (based upon the aggregate number of Units held by each such Member) of all Transfer Securities on the same terms as the Proposed Transfer.

(d) If any Member (each, an "**Exercising Member**"), but not all Members, exercises such Member's right of first refusal as to such Member's *pro rata* share of Transfer Securities, the Seller shall give written notice to the Exercising Members and the Exercising Members shall thereupon have a right of first refusal to purchase such Members' *pro rata* share of Transfer Securities not purchased pursuant to paragraph (c) of this Section, exercisable within two (2) days after receipt of such notice, on the same terms as the Proposed Transfer.

(e) If the Members do not exercise their right of first refusal as to all of the Transfer Securities, subject to the following provisions of this Section, the Seller may consummate the Proposed Transfer for the remainder of the Transfer Securities upon the terms set forth in the Transfer Notice within thirty (30) days after the date of the last notice provided by Seller pursuant to this Section or Seller may cancel the Proposed Transfer. Any desired Transfer of securities of the Company after the termination of thirty (30) days must first be offered to the Company and the Members pursuant to this Section.

(f) Notwithstanding the foregoing, the provisions of this Section shall not apply to (i) the sale of any securities of the Company (A) to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "**Securities Act**") or (B) to the Company, or (ii) the issuance of securities upon the exercise or conversion of options or other derivative or convertible securities of the Company.

12. Drag-Along.

(a) Change of Control. In the event that the holders of at least a majority of outstanding Class A Units (the "**Requisite Holders**") and the Board approves an Acquisition or Asset Sale, in each case whether by means of a merger, consolidation, or sale of Units or assets, or otherwise (each, an "**Approved Sale**"), all Members shall, in their capacity as Members of the Company, consent to, and vote all of their Units in favor of, and raise no objections against the Approved Sale, and if the Approved Sale is structured as (i) a merger or consolidation of the Company or a sale of all or substantially all of the Company's assets, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale of the Units of the Company, each Member shall agree to

sell all of such Member's Units on the terms and conditions approved by the Requisite Holders and the Board; *provided* that in an Approved Sale, each Member receives the amount such Member would have received if all of the Company's assets were sold for the value of the Company's assets implied by the consideration in the Approved Sale and the Company were liquidated, the Company were to satisfy its obligations in full and the remaining assets of the Company distributed pursuant to Section 9(b) and the second-to-last sentence of Section 9(a), and shares the burden of the Approved Sale in a like fashion on a *pro rata* basis. Each Member hereby grants to each Manager of the Company, with full powers of substitution, an irrevocable proxy, coupled with an interest, to vote any and all Units of the Company owned by such Member beneficially or of record, and to take such other actions to the extent necessary to carry out the provisions of this Section, in the event of any breach by such Member of its obligations hereunder.

(b) Further Action. In accordance with the terms of subsection (a) above, the Members shall take all reasonably necessary and desirable actions approved by the Requisite Holders in connection with the consummation of the Approved Sale, including, without limitation, the execution and delivery of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale and (ii) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale; *provided*, *however*, that no Member shall have any liability for indemnification or contribution unless all Members are similarly providing such indemnification and contribution, and the maximum obligation of any Member under such provisions shall be limited to the amount of such Member's proceeds (whether cash or otherwise) from the Approved Sale.

13. Fees and Expenses. All fees and expenses incurred in connection with the management and operation of the Company shall be borne by the Company, including, without limitation, legal, accounting and tax preparation and filing fees and expenses.

14. Maintenance of Books; Inspection Rights. The Board shall cause the Company to keep books and records of accounts and shall keep minutes of the proceedings of the Board and the Members. The calendar year shall be the accounting year of the Company. Company books and records shall be open to inspection by Members, or their authorized representatives, including accountants, at any reasonable time during normal business hours after reasonable advance notice.

15. Liability of Members. Except as otherwise required by applicable law and as explicitly set forth in this Agreement, no Member shall have any personal liability whatever in such Member's capacity as a Member, whether to the Company, to any of the Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company, and therefore, a Member shall be liable only to make such Member's Capital Commitment to the Company as set forth on **Schedule A** and the other payments expressly provided herein. No Member shall be required to restore to the Company any negative balance in such Member's capital account. No Member, as such, shall be required to lend any funds to the Company or to make any additional contribution of capital to the Company, except as otherwise required by applicable law or by this Agreement. Any Member may, with the consent of the Board, make loans to the Company, and any loan by a Member to the Company shall not be considered to be a capital contribution.

16. Exculpation. No Member, Manager or officer of the Company shall be liable to any other Member, Manager or officer of the Company for any conduct or actions, except for conduct or actions adjudged not to have been undertaken in good faith or to constitute recklessness, willful misconduct, gross negligence, a knowing violation of law or an intentional material breach of this Agreement. The Board and officers of the Company may consult with counsel and accountants respecting Company affairs and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided they have been selected with reasonable care.

17. Indemnification. The Company shall indemnify, out of the assets of the Company only, each Manager, Tax Matters Partner, Partnership Representative and each officer of the Company, and their respective agents, to the fullest extent permitted by law and shall save and hold them harmless from and in respect of all (a) reasonable fees, costs, and expenses, including legal fees, paid in connection with or resulting from any claim, action, or demand against the Company, the Members, the Board, the Tax Matters Partner, the Partnership Representative, the officers of the Company, or their respective agents that arise out of or in any way relate to the Company, the Company's properties, business or affairs and (b) such claims, actions, and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; provided, however, that this indemnity shall not extend to conduct not undertaken in good faith nor to any conduct that constitutes recklessness, willful misconduct, gross negligence, a knowing violation of law or an intentional and material breach of this Agreement. Expenses incurred by any indemnified person in defending a claim or proceeding covered by this Section shall be paid by the Company in advance of the final disposition of such claim or proceeding provided the indemnified person undertakes to repay such amount if it is ultimately determined that such person was not entitled to be indemnified. The provisions of this Section shall remain in effect as to each indemnified person whether or not such indemnified person continues to serve in the capacity that entitled such person to be indemnified.

18. Liquidation. Upon termination, the Company shall be dissolved and wound-up. The Board shall proceed with the orderly sale or liquidation of the assets of the Company and shall apply and distribute the proceeds of such sale or liquidation in the following order of priority, unless otherwise required by law: (a) first, to pay all expenses of liquidation; (b) second, to pay all creditors of the Company in the order of priority provided by law or otherwise; (c) third, to the establishment of any reserve that the Board may deem necessary (such reserve may be paid over to an escrow agent); and (d) fourth, to the Members pursuant to Section 9(b) above. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Board to minimize the losses attendant upon such liquidation. Except as otherwise expressly provided in this Agreement, at no time during the term of the Company or upon dissolution and liquidation thereof shall a Member with a negative balance in its Capital Account have any obligation to the Company or the other Members to restore such negative balance, except as may be required by applicable law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

19. Confidentiality. Each Member agrees that such Member will maintain the confidentiality of information that is non-public information furnished by the Board and the Company to such Member (including information regarding any entity in which the Members or

affiliates of the Company hold, or contemplate acquiring, any interest) in accordance with such procedures as it applies generally to information of this kind (including procedures relating to information sharing with affiliates of the Company or each Member), except (a) as otherwise required by governmental regulatory agencies (including tax authorities in connection with an audit or similar examination of such Member), self-regulating bodies, law, legal process, or litigation in which such Member is a defendant or plaintiff or (b) to representatives and advisors of such Member who need to know the information and who are informed of the confidential nature of the information.

20. Representations of Members. Each Member hereby represents and warrants as of the date hereof to, and acknowledges to, the Company and the other Members that (a) such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto; (b) such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (c) such Member is acquiring an interest in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (d) such Member understands that the interests in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with; (e) such Member is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act; (f) such Member has the full power and authority to enter into this Agreement and to conclude the transactions described herein;] (g) the execution, delivery and performance of this Agreement do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or any agreement or instrument to which such Member is a party or by which such Member is bound; (h) this Agreement constitutes the legal, valid and binding obligation of such Member, enforceable in accordance with its terms; (i) if such Member is an entity, such Member is duly formed or organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the corporate power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby; (j) if such Member is an entity, such Member is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder; or (k) if such Member is an entity, neither such Member nor any of its affiliates is, nor will the Company as a result of such Member holding Units be, an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or a "holding company," "an affiliate of a holding company," or a "subsidiary of a holding company," as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935. The Company represents and warrants to the Members that, assuming the accuracy of the representations and warranties of the Members contained in this Section, the offer, issuance, and sale of the Units is exempt from the registration and prospectus delivery requirements of the Securities Act, and it has been registered or qualified (or is exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

21. Amendments. The terms and provisions of this Agreement may be modified or amended at any time and from time-to-time by the vote or written consent of the Board and

Members holding at least a majority of the outstanding Class A Units. Notwithstanding the foregoing, the Board may update **Schedule A** to this Agreement pursuant to Section 4(c), and the Board may amend this Agreement without the consent of Members as authorized by Section 4(h).

22. Notices. Any notice or other communication that the Company or a Member desires to give to another shall be in writing, and shall be deemed effectively given (a) upon personal delivery or three days after deposit in any United States mail box, by registered or certified mail, postage prepaid, (b) upon confirmed transmission by facsimile, (c) upon confirmed delivery by e-mail or (d) upon confirmed delivery by overnight commercial courier service, addressed to the Company at 1716 Main Street, Suite A165, Longmont, CO 80501 (or at such other address as the Company may designate by fifteen days' advance written notice to the Members) or addressed to any other recipient at the address maintained by the Company (or at such other address as a Member may designate by fifteen days' advance written notice to the Company).

23. Power of Attorney. By signing this Agreement, each Member designates and appoints each Manager as such Member's true and lawful attorney, in such Member's name, place and stead to make, execute, sign and file the Company's Charter and such other instruments, documents, or certificates that may from time to time be required of the Company by the laws of the United States of America, the laws of the state of the Company's formation, or any other state or jurisdiction in which the Company shall do business in order to qualify or otherwise enable the Company to do business in such states or jurisdictions.

24. Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may reasonably be necessary to effectuate and carry on the limited liability company created by this Agreement.

25. Waiver. No consent or waiver, express or implied, by any party of any breach or default by any other party in the performance of such other party's obligations hereunder shall be deemed or construed to be a consent to or waiver of any other breach or default in the performance by such party of the same or any other obligations of such party hereunder. Failure on the part of any party to complain of any act or failure to act of another party or to declare another party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of such party's rights hereunder.

26. Conversion to Corporation. At any time, the Board shall have the power and authority to effect (a) the conversion of the Company's business form from a limited liability company to a Colorado corporation, (b) the merger of the Company with or into a new or previously-established but dormant Colorado corporation having no assets or liabilities, debts or other obligations of any kind whatsoever other than those associated with its formation and initial capitalization, or (c) the contribution of the assets and liabilities of the Company to a Colorado corporation in exchange for one or more classes of common stock in such corporation, followed by a liquidation of the Company and a distribution of such corporation's common stock to the Members (such a conversion, merger or liquidation is referred to as a "**Conversion**" and such Colorado corporation is referred to as the "**Successor Corporation**"). In connection with a Conversion, the Units held by each Member shall be converted into or exchanged for a number of shares of the Successor Corporation's capital stock based on the then fair market value of the

Company (determined by the Board in its reasonable discretion) and giving effect to the preferences for the various classes of Units provided for herein, either by providing for similar preferences or by issuing additional shares of common stock to the holders of certain classes of Units, as appropriate. As long as such decision satisfies the requirements of the foregoing sentence, the Board's determination of the number of shares of the Successor Corporation's capital stock that each Member receives upon a Conversion shall be final and binding on the Members absent manifest arithmetic error. The Board shall use reasonable efforts to undertake any Conversion in such manner as would provide for no gain or loss to be recognized by the Members solely as a result of the Conversion.

27. Attorneys' Fees. In any action (other than mediation) arising out of the terms of this Agreement or its interpretation, or the relationship of the parties described herein, the prevailing party will be entitled to recover from the non-prevailing party its reasonable attorneys' fees, costs and other expenses, including fees and costs for expert witnesses, incurred in connection with such action.

28. Waiver of Conflicts. Koenig, Oelsner, Taylor, Schoenfeld & Gaddis PC ("**KO**") serves as outside general counsel to the Company, and has negotiated the terms of this Agreement solely on behalf thereof. Each party hereto hereby (a) acknowledges that such party has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, (b) acknowledges that with respect to the transactions contemplated under this Agreement, KO has represented solely the Company, and not any individual Member, or any affiliate thereof, and (c) gives its informed consent to KO's representation of the Company with respect to the transactions contemplated under this Agreement.

29. Miscellaneous. This Agreement constitutes the full, complete, and final agreement of the Members and supersedes all prior and contemporaneous agreements between the Members with respect to the Company and shall be binding upon the heirs, personal representatives and other successors of each of the Members. This Agreement shall be construed in accordance with the internal laws of the State of Colorado, without reference to such state's conflicts of law principles. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[REMAINDER INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement as of the date first above written.

MEMBERS:

Marc Brannigan

DocuSigned by:

Marc Brannigan
____

5947BBC1B1D64D3...

Natalie Mondine

DocuSigned by:

NATALIE MONDINE
____

F230C92EE55140B...

Name & Address	Capital Commitment	Class A Units	Profit Units
Marc Brannigan [Address] [Address] [redacted]	$__________	500,000	
Natalie Mondine [Address] [Address] [redacted]	$__________	500,000	
Profit Units Pool**			10,000
Total	**$________**	1,000,000	10,000

** Unallocated

THE SECURITIES EVIDENCED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS PURSUANT TO SEC RULE 144 OR THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING SUCH SECURITIES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE ACT.

EXHIBIT A
DIESEL WATER LLC
COUNTERPART SIGNATURE PAGE AND
AGREEMENT TO BE BOUND

The undersigned hereby acknowledges and agrees, as follows:

1. **Acknowledgment**. The undersigned hereby acknowledges that the undersigned's execution of this Counterpart Signature Page and Agreement to be Bound to the Diesel Water LLC Operating Agreement, dated May 27, 2021, as may be amended from time to time (the "**Operating Agreement**") is a condition precedent to the undersigned's receipt of membership interest units ("**Units**") of Diesel Water LLC (the "**Company**"). The undersigned hereby acknowledges that the undersigned has read a copy of the Operating Agreement by and among the Company and the other parties named therein.

2. **Counterpart Signature Pages**. The undersigned hereby acknowledges and agrees that the undersigned's signature below shall constitute an executed counterpart signature page to the Operating Agreement.

3. **Operating Agreement**. The undersigned hereby agrees to be bound by and subject to the terms and conditions of the Operating Agreement as a "Member" thereunder.

Dated:_____________

DIESEL WATER LLC

By:__________________________________
Name:
Title:

Dated:_____________

MEMBER:

Name of Entity (if necessary):

____

By:__________________________________
Name:
Title (if necessary):